UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

August 21, 2024

Date of Report (Date of earliest event reported)

LGH Global Corporation

(Exact name of issuer as specified in its charter)

Delaware	86-2140533
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

87 N Raymond Ave Suite 200
Pasadena CA 91103

(Full mailing address of principal executive offices)

(310) 999-3506

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common

Item 1. Fundamental Changes

None

Item 2. Bankruptcy or Receivership

None

Item 3. Material Modification to Right of Security holders

None

Item 4. Changes in Issuer's Certifying Accountant

None

Item 5. Non- reliance on previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

None

Item 6. Changes in Control of Issuer

None

Item 7. Departure of Certain Officers

None

Item 8. Certain Unregistered Sales of Equity Security

None

Item 9. Other Events

1.	Effective July 01, 2024 the Company has replaced its current auditing firm, Gries & Associates LLC with Wahl Street Accountancy Corp, 650 Town Center Drive, Costa Mesa , CA, 92626.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer: LGH Global Corporation.

By: /s/ Yanden Zheng

Yanden Zheng - CEO/President

Date: August 21, 2024